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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE SPORTSMAN’S GUIDE, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

848907200

(Cusip Number)

Stephen T. Braum, Esq.
Greenebaum Doll & McDonald PLLC
700 Two American Center
3102 West End Avenue
Nashville, Tennessee 37203-1304
(615) 760-7120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848907200

1.	Name of Reporting Person: Richard L. Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 333,300

		8.	Shared Voting Power: --0--

		9.	Sole Dispositive Power: 333,300

		10.	Shared Dispositive Power: --0--

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 333,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): IN

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This Amendment No. 1 amends the Schedule 13D filed by Richard L. Scott (“Scott”) on March 17, 2003 (the “Schedule 13D”), with respect to shares of the Common Stock, $.01 par value (“Common Stock”), of The Sportsman’s Guide, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Scott has used personal funds of approximately $2,465,000 to acquire 333,300 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by Scott.

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Item 5.	Interest in Securities of the Issuer
The 333,300 shares of the Common Stock owned by Scott constitute 7.0% of the outstanding Common Stock of the Issuer.

Scott has sole voting and dispositive power with respect to the Common Stock.

Scott purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration

2/20/03	3,000	7.69	$23,073
2/21/03	300	7.73	2,320
3/06/03	119,000	7.89	938,913
3/07/03	3,300	7.96	26,262
3/10/03	25,400	7.73	196,423
3/17/03	26,600	7.91	210,336
3/18/03	15,400	7.90	121,649
3/19/03	400	7.93	3,171
3/20/03	9,500	8.03	76,243
3/24/03	1,500	7.96	11,933

	204,400		$1,610,323

The Common Stock was purchased by three different entities controlled by Scott, including 242,900 shares purchased by the Frances Annette Scott Revocable Trust, of which Scott’s spouse is the trustee.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 25, 2003

/s/ Richard L. Scott
Richard L. Scott

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative‘s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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